

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

January 11, 2017

Owen Dukes
Chief Executive Officer
SPO Global, Inc.
800 W. Cummings Park
Woburn, MA 01801

   Re: SPO Global, Inc.
     Offering Statement on Form 1-A
     Filed January 6, 2017
     File No. 024-10663

Dear Mr. Dukes:

   Our preliminary review of your offering statement indicates that it fails in material respects to comply with the requirements of the form. Specifically, we note you accounted for the acquisition on December 23, 2015 as a reverse merger and recapitalization. As such, the historical financial statements should reflect this transaction for all reported periods. We will not perform a detailed examination of the offering statement and we will not issue comments.

   We will not be in a position to qualify the Form 1-A until you amend your offering statement to correct the deficiencies and address any comments we may have at that time.

   Please contact me at Gabriel Eckstein, Staff Attorney, at (202) 551-3286 with any questions.

          Sincerely,

          /s/ Jan Woo

          Jan Woo
          Legal Branch Chief
          Office of Information Technologies
          and Services

cc: William Eilers, Esq.
   Eilers Law Group, P.A.